Exhibit (99.9)

The following statements amend the Annual Report (on Form 18-K) for the fiscal year ended March 31, 2007:

The Sub-section “Softwood Dispute” on page 16 of the Exhibit 99.1 is amended by replacing the last paragraph and adding the following paragraphs:

On March 30, 2007, the United States initiated formal consultations with Canada in accordance with the dispute settlement  provisions of the SLA 2006.  These consultations failed to resolve the issues relating to the parties’ differing interpretations of SLA 2006.

On August 13, 2007, the United States submitted a formal request for arbitration before  the London Court of International Arbitration, in accordance with the dispute settlement mechanism of the SLA 2006, claiming that Canada has breached the SLA 2006.

Among other things, the United States alleges that Canada, by failing to properly calculate Expected U.S. Consumption, failed to collect additional export charges from softwood producers in Option A regions and to properly limit the exports of softwood lumber from Option B regions, which include Quebec. The United Stated thus requests the Tribunal to order Canada to cure its alleged past breaches within a reasonable period of time, to determine the appropriate adjustments to the export measures, and to order compensation  to the United States for Canada’s failure to impose agreed-upon export measures since January 2007.

The United States and Canada have filed documents and presented their arguments before the Arbitration Panel appointed to hear the matter. As of December 18, 2007, the Arbitration Panel has not set a date for rendering its decision.

The financial impact that such dispute may have on Quebec cannot be determined at the present time.